WOODSIDE
AUSTRALIAN ENERGY

02 SEP 17 AM 10:30

20 August 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to WA-33-P(5) (Firetail-1), lodged with the Australian Stock Exchange on 20 August 2002
- Stock Exchange Release in relation to Chinguetti-4-2 (Mauritania, PCS B), lodged with the Australian Stock Exchange on 20 August 2002

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

REBECCA SIMS
Administration Officer

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

dlw 9/18

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840

20 August 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-33-P(5)
Firetail-1

Woodside Petroleum Ltd., Operator of the WA-33-P(5) Joint Venture (covering 9 graticular blocks within Exploration Permit WA-33-P), reports that on 20 August 2002 the Firetail-1 exploration well, located in the Browse Basin, was at 3071 metres, drilling ahead in an 8½ inch hole.

Since the last report, the 12¼ inch hole was drilled from 2069 metres to 3020 metres and the 9⅝ inch casing was run. The 8½ inch hole was then drilled from 3020 metres to 3071 metres.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-33-P(5) is 60%. The other joint venturer is Apache Northwest Pty Limited (40%).

ANTHONY NIARDONE
Asst. Company Secretary

20 August 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania, PSC B
Chinguetti-4-2

Woodside Mauritania Pty Ltd., Operator of the Mauritania PSC B Joint Venture, reports that on 20 August the Chinguetti-4-2 step-out exploration well is currently running wireline logs at the total depth of 2655 metres.

Since the last report, on 19 August, the wireline logging programme has continued.

On completion of the logging programme, preparations will commence to production test two zones within the primary objective.

All reported depths are referenced to the rig rotary table.

Participants in the Area B PSC are as follows:

	%
Woodside Mauritania Pty Ltd	35.0% (Operator)
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Oil and Gas NL	6.0%
Roc Oil (Mauritania) Company	2.4%

ANTHONY NIARDONE
Asst. Company Secretary